UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Calise, Nicholas J.

   4020 Kinross Lakes Parkway
   Richfield, OH  44286-9368
2. Issuer Name and Ticker or Trading Symbol
   The B.F.Goodrich Company
   GR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Associate General Counsel & Secretary
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |(1)   |T   |717.8684          |A  |(1)        |                   |      |                           |
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          "                  |1/26/9|T  (|9,449.3453        |D  |$36.625    |4,141.3551         |I     |Savings Plan Trust         |
                             |6     |2)  |                  |   |           |                   |      |                           |
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          "                  |1/2/96|R  (|68.2038           |A  |$34.125    |                   |      |                           |
                             |      |4)  |                  |   |           |                   |      |                           |
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          "                  |4/1/96|R   |59.1171           |A  |$39.6873   |23,840             |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Employee Stock Option  (|$34.375 |1/2/9|A   |9,400      |A  |1/2/9|1/1/0|Common Stock|9,400  |       |9,400       |D  |            |
3) (4)                  |        |6    |    |           |   |6    |6    |            |       |       |            |   |            |
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Explanation of Responses:
(1) Shares acquired between 1/1/96 and 12/31/96 at various prices between $36.839 and $44..382 per share
(adjusted for 2-for-1 stock split) pursuant to the Company's Retirement Plus Savings Plan.
(2) Transfer of funds from Company stock fund into a non-Company stock fund under the Company's Retirement
Plus Savings Plan in a transaction exempt under old Rule
16b-3.
(3)  Right to buy - a portion of the options are Incentive Stock
Options.
(4) Adjusted for a 2-for-1 stock split in the form of a stock dividend on 4/1/96.
DATE
February 14, 1997